

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via E-mail
Harpreet S. Walia, Esq.
Royse Law Firm, PC
135 Main St., 12th Floor
San Francisco, CA 94105

> **Re: Meade Instruments Corp.**
> **Schedule TO-T**
> **Filed June 21, 2013**
> **File No. 005-52619**

Dear Mr. Walia:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Schedule TO-T

1.   We note the disclosure on page 18 that MIT Capital Inc. "has been formed and organized initially for investment purposes by Jason Tian." Please provide an analysis as to why Mr. Tian should not be identified as a co-bidder in this tender offer. For guidance, see Rule 14d-1(g)(2), which defines the term "bidder" to include "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's Current Issues and Rulemaking Projects Outline (November 14, 2000), available on the Commission's website at www.sec.gov.

2.   Please revise to address Item 13 of Schedule TO. See General Instruction E to Schedule TO.

Offer to Purchase

3.   We note the statement on the first page and elsewhere in the Offer to Purchase that the bidder "expressly reserves the right to terminate or amend the offer…in connection with discussions relating to a business combination or upon entering into a merger agreement with Meade." Please revise to remove the implication that the offer could be considered illusory and in contravention of Exchange Act Section 14(e). We believe that an offer may be terminated only pursuant to a stated condition.

4.   Please disclose the information required by Item 8 of Schedule TO and Item 1008 of Regulation M-A.

10. Source and Amount of Funds, page 19

5.   Refer to the following sentence on page 19: "We expect to fund these payments through a loan or investment to the Purchaser from MITC or an affiliate of MITC from cash on hand and/or cash generated from general corporate activities." Please disclose the information required by Item 1007(d) of Regulation M-A with respect to the possible loan to the Purchaser. We note the following disclosure on page 2 suggesting that this loan or investment is already in place: "…the Purchaser currently has sufficient funds to purchase all shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding shares (including shares issuable upon exercise of outstanding options and restricted stock units) in the Merger."

6.   Please revise the phrase "cash generated from general corporate activities" to clarify the specific source of funds to be used. Inasmuch as the phrase suggests that the bidder currently lacks sufficient cash on hand to purchase all shares tendered in a fully subscribed offer, clarify whether any alternative financing plans exist. See Item 1007(b) and -(d) and of Regulation M-A. Also, please confirm that the bidder intends to acquire the shares irrespective of whether financing is received, if all offer conditions are satisfied.

7.   Please revise to quantify the anticipated change-of-control severance payment to employees.

11. Background of the Offer; Other Transactions with Meade, page 20

8.   Please clarify the disclosure in this section as follows: Define the terms "NDA" and "LOI" where those terms are first used. Describe what a "Fall-away" provision is. Clarify the following sentence on page 20: "CEO replied that their board director who was their past legal counsel said whoever has problem with this NDA would be a party with a real interest in the Company." Clarify the following sentence on page 21: "On February 14, 2013, Meade responded that they can accept a 9-month standstill duration as the company 'has to go' in 9 months…." Describe the role of "O'neil LLP" on page 22.

14. Conditions of the Offer, page 27

9.   Please revise this section to clarify, with respect to the conditions referring to provisions of the "MITC Merger Agreement," that the MITC Merger Agreement does not yet exist and that those conditions assume that such an agreement is executed. Please also confirm that, in the event such an agreement is executed, the bidder will disseminate an amended and restated Offer to Purchase disclosing all material terms, including all of the agreement provisions to which the aforementioned offer conditions refer. See Rule 14d-3(b)(1) and Rule 14d-4(d)(1). See also the Commission's guidance in Exchange Act Release No. 34-23421, Part III.D, footnote 70 (July 11, 1986) and Exchange Act Release No. 34-24296, Part II.A (April 3, 1987).

10.   Please clarify the disclosure in this section by defining all capitalized terms, such as "Governmental Authority," "Material Adverse Effect," "Specified Company Representation" and "Disclosure Letter."

11.   Refer to the following sentence on page 28: "The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time." If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Please confirm the bidder's understanding in the response letter.

12.   Refer to the same sentence on page 28. When an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder's understanding in the response letter. See Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

16. Legal Proceedings, page 30

13.   Please disclose the information required by Item 11 of Schedule TO and Item 1011(a)(5) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions